921 chemin de la Rivière-du-Nord St-Jérôme, QC J7Y 5G2 September 4, 2024 Via EDGAR and Email U.S. Securities and Exchange Commission Office of Manufacturing Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Attention: Mr. Kevin Woody Ms. Claire Erlanger Re: The Lion Electric Company Form 40-F for the Year Ended December 31, 2023 File No. 001-40387 Dear Mr. Woody and Ms. Erlanger: On behalf of The Lion Electric Company (the “Company” or “we”), we are submitting this letter in response to the comments given by the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) as set forth in your letter to Richard Coulombe, Chief Financial Officer of the Company, dated August 23, 2024 (the “Comment Letter”), relating to the Company’s Annual Report on Form 40-F for the fiscal year ended December 31, 2023 (the “Form 40-F”). For ease of reference in this letter, we have set forth each of the Staff’s comments in italicized typeface and included the Company’s response below the relevant comment. Form 40-F for the Year Ended December 31, 2023 Exhibit 99.3 Audited Financial Statements, Note 3.4 Revenue, page 9 1. We note your disclosure in the notes to the financial statements that your principal sources of revenue are the sale of all-electric medium and heavy-duty urban vehicles and that you also enter into sales contracts for other products including energy infrastructure, vehicle parts, and related services. We also note from your disclosure on page 23 of your MD&A section in Exhibit 99.2 that you describe the change in revenue each period by detailing the number of trucks and school buses sold each year (as well as by specific geography) and that changes in gross profit/loss in a period are affected by product mix. Please tell us how you have considered the requirements for disclosure of disaggregated revenue for categories such as school buses versus trucks as well as for sales of services and parts other than buses or trucks that have generated revenue. Please refer to the guidance in paragraph 114 of IFRS 15. See also paragraph 32 of IFRS 8. Company’s Response: The Company acknowledges the Staff’s comment, and the Company hereby confirms to the Staff that individual sources of revenue for energy infrastructure, vehicle parts and related services, as well as for truck vehicles were not material for the year ended December 31, 2023, and consequently the Company presented total revenues only. The Company will continue to monitor the materiality

921 chemin de la Rivière-du-Nord St-Jérôme, QC J7Y 5G2 - 2 - of other sources of revenue, as well as other qualitative factors, to determine whether the information becomes material for the users of the Company’s financial statements, including whether the revenues for these categories should be disaggregated. If the individual sources of revenue for energy infrastructure, vehicle parts and related services and for truck vehicles are deemed material, the Company will revise its future filings to disaggregate revenue for these categories and present additional information in accordance with paragraph 114 of IFRS 15 and paragraph 32 of IFRS 8. The Company advises that geographic information about revenue is disclosed in it Exhibit 99.3 Audited Financial Statements, Note 24 Entity-wide disclosures. The MD&A section in Exhibit 99.2 provides additional information on the product mix for vehicles to provide insights on trends and contributing factors to understand the movement in revenue. These insights do not include information regarding all of the Company’s sources of revenue. Exhibit 99.3 Audited Financial Statements, Note 3.24 Provisions, Contingent Assets and Contingent Liabilities, page 20 2. We note from your disclosure on page 41 of Exhibit 99.1 and page 77 of Exhibit 99.2, that on November 1, 2023, a complaint was filed against the pre-Business Combination directors and officers of NGA, now a wholly-owned subsidiary of the Company, and Northern Genesis Sponsor, LLC, the sponsor of NGA’s special purpose acquisition company merger with a wholly-owned subsidiary of the Company in May 2021 alleging, among other things, that the director and officer defendants and NGA’s sponsor breached their fiduciary duties in connection with the Business Combination as well as a related claim for unjust enrichment as a result of the challenged Business Combination. We also note the disclosure in these sections that you consider the claims raised in the Complaint to be without merit and intend to defend against them vigorously and at this time, it is not possible to estimate potential losses, if any, related to the Complaint. Please revise the notes to the financial statements in future filings to include disclosure of the nature of this contingent liability as well as any other applicable contingent liabilities, and an estimate of its financial effect as prescribed by the guidance in paragraph 86 of IAS 37. Company’s Response: The Company acknowledges the Staff’s comment and respectfully informs the Staff that the Company will revise its future filings in response to the Staff’s comment, commencing with the Company’s Form 6-K for the quarter ended September 30, 2024, including, as applicable, to provide information in respect to any related potential financial effect as prescribed by the guidance in paragraph 86 of IAS 37.

921 chemin de la Rivière-du-Nord St-Jérôme, QC J7Y 5G2 - 3 - Exhibit 99.2 Management's Discussion and Analysis of Financial Condition and Results of Operations, Results of Operations, Cost of Sales, page 23 3. We note your disclosure that cost of sales amounted to $259.0 million for the year ended December 31, 2023, representing an increase of $106.2 million, compared to the year ended December 31, 2022. The increase was primarily due to increased sales volumes and higher production levels, increased fixed manufacturing and inventory management system costs related to the ramp-up of production capacity, higher raw material and commodity costs, and the impact of the inflationary environment. Please revise future filings to include quantification of each significant factor that contributed to the change in cost of sales. Company’s Response: The Company acknowledges the Staff’s comment and respectfully informs the Staff that the Company will include in its future filings, additional details and context, including quantification as necessary, for the significant factors that contribute to the change in the Company’s cost of sales in response to the Staff’s comment, commencing with the Form 6-K for the quarter ending September 30, 2024. Reconciliation of Adjusted Gross Profit (loss) and Adjusted Gross Margin, page 32 4. We note that you present Adjusted Gross Profit which includes an adjustment for the inventory write-down related to the delay of start of commercial production of LionA and LionM minibuses. Because this inventory adjustment relates to a management decision regarding production, it appears that it represents normal, recurring operating expenses which would not be an appropriate non-GAAP adjustment. Please advise or revise to remove this adjustment. See guidance in Question 100.01 of the SEC Staff’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures. This would also apply to the inventory adjustment in your Adjusted EBITDA measure. Company’s Response: The Company acknowledges the Staff’s comment and respectfully provides the following considerations that were evaluated by the Company as part of its assessment that the inventory write-off charges related to the decision to halt further development activities related to the LionA and LionM minibuses, and indefinitely delay the start of commercial production of LionA and LionM minibuses did not constitute normal, recurring, cash operating expenses necessary to operate the business as noted within the guidance in Question 100.01 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures. Therefore, the Company believes that this adjustment was appropriate to include as an adjustment in the presentation of Adjusted Gross Profit and Adjusted EBITDA for the year ended December 31, 2023. The development projects of the platforms LionA, a type A school bus, and the LionM, a shuttle bus, began in 2018 with the objective of increasing the Company’s product offerings. Those projects consisted of developing new mini-bus platforms which would be suitable for commercial production. As part of those specific development projects, significant resources were involved across all

921 chemin de la Rivière-du-Nord St-Jérôme, QC J7Y 5G2 - 4 - business functions, including commercial operations, engineering and supply chain, and the Company invested a total of $36.0 million in intangible assets and property, plant and equipment and $9.8 million of inventory. On November 7, 2023, prior to the platforms being ready for commercial production, the Company announced that the development projects of the LionA and Lion M would no longer be pursued in the foreseeable future. The decision was made to prioritize the commercial production of the Company’s other products (including the Lion8T) and the integration of Lion batteries to the Company’s existing vehicles, as well as to optimize the Company’s use of is resources. The decision to no longer pursue the development projects of the LionA and Lion M was not part of the Company’s normal operations but rather a strategic decision taken by management to focus on other development projects and, consequently, is not expected to be a normal, recurring operating expense, including an expense that occurs at occasional or irregular intervals. In the first two quarters of 2024, the Company has not made any such adjustments to gross profit (loss) (i.e. it has not presented Adjusted Gross Profit) or no related inventory adjustment was made in the calculation of Adjusted EBITDA. In future filings, if such measures or adjustments are reintroduced, the Company will provide additional disclosure to address the non-recurring factor in response to the Staff`s comment. Further, the Company believes that this adjustment is important for investors to make a meaningful comparison of the Company’s financial results over time and provides additional insight, from management’s perspective, about financial performance by removing non- recurring, non-cash charges that reflect elective decisions rather than actual operating performance. We hope that this letter has been responsive to the Staff’s comments. If you have any further questions or comments about this letter or would like additional clarification, please contact the undersigned at +1 (514) 242-9874. Sincerely, Richard Colombe Chief Financial Officer